Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	Fiscal years ended June 30,
	2012	2011	2010	2009	2008
Earnings:
Income before income tax expense	$2,212	$4,177	$3,323	$(5,539)	$7,321
Add:
Equity earnings from affiliates	(730)	(462)	(448)	309	(327)
Dividends received from affiliates	466	310	317	298	342
Fixed charges, excluding capitalized interest	1,245	1,188	1,214	1,152	1,081
Amortization of capitalized interest	96	56	73	50	33

Total earnings available for fixed charges	$3,289	$5,269	$4,479	$(3,730)	$8,450

Fixed charges:
Interest on debt and finance lease charges	$1,034	$966	$991	$927	$882
Capitalized interest	42	44	44	55	44
Interest element on rental expense	211	222	223	225	199

Total fixed charges	$1,287	$1,232	$1,258	$1,207	$1,125

Ratio of earnings to fixed charges	2.6	4.3	3.6	**	7.5

**	Earnings did not cover fixed charges by $4.9 billion during the fiscal year ended June 30, 2009 due to non-cash impairment charges of $8.9 billion ($7.2 billion net of tax) consisting of a write-down of the Company’s indefinite-lived intangible assets (primarily FCC licenses in the Television segment) of $4.6 billion, a write-down of $4.1 billion of goodwill and a write-down of the Publishing segment’s fixed assets of $185 million.